UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: March 16, 2004

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated March 16, 2004.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2004	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY ACQUIRES SPANISH LNG AND OIL SHIPPING COMPANY;
FORMS NEW JOINT VENTURE

Nassau, The Bahamas, March 16, 2004 — Teekay Shipping Corporation (“Teekay” or “the Company”) announced today that it has entered into a definitive agreement to acquire Naviera F. Tapias S.A. (“Tapias”), the leading independent owner and operator of liquefied natural gas (“LNG”) carriers and crude oil tankers in Spain. Teekay has also entered into an agreement with the shareholders of Tapias to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors, focusing specifically on the Spanish market.

The Tapias acquisition will establish Teekay’s presence in LNG shipping, one of the fastest growing sectors of sea-borne energy transportation. It will position the Company as a key supplier of LNG shipping to Spain, the world’s third largest importer of LNG, and provide a strategic growth platform for Teekay. As a major provider of crude oil transportation to Spain, the acquisition of Tapias will also extend Teekay’s leading position in the crude oil tanker sector.

Tapias has established itself as a high quality operator with a modern fleet of LNG carriers and crude oil tankers. Its LNG fleet consists of four vessels, including two newbuildings scheduled for delivery in the second half of 2004. All four vessels are contracted under long-term fixed-rate charters to major Spanish energy companies. Tapias’ conventional crude oil tanker fleet consists of nine Suezmax tankers, including three newbuildings scheduled for delivery in 2004 and 2005. Five of these vessels are contracted under long-term fixed-rate charters with a major Spanish oil company. The average remaining terms of these LNG and Suezmax charter contracts are approximately 21 and 18 years, respectively. The other four Suezmax tankers, two of which are currently trading under short-term contracts, are expected to join Teekay’s spot tanker fleet during the next 18 months.

“We are excited about the strategic benefits this acquisition provides to Teekay: it accelerates our entry into the high growth LNG shipping market in a profitable but low risk manner; it significantly increases our cash flow from vessel operations stemming from long-term, fixed-rate contracts; and it provides us with further operating leverage to the spot tanker market at an opportune time,” said Bjorn Moller, President and Chief Executive Officer of Teekay. “We are also excited about the growth opportunities for our new joint venture with the existing shareholders of Tapias. This venture will focus on leveraging Teekay’s strong balance sheet and large, high-quality fleet in combination with Tapias’ leading market position and strong growth prospects in Spain.”

Teekay will acquire Tapias for a total enterprise value of approximately $810 million through a combination of cash, and the assumption of existing debt. In addition, Teekay will assume approximately $540 million in newbuilding commitments, most of which is expected to be fully debt financed prior to the vessel deliveries, thereby requiring a relatively small total cash outlay by the Company. Teekay expects the acquisition to be immediately accretive to earnings and to provide cash flow from vessel operations of approximately $85 million in 2004 (on an annualized basis), $120 million in 2005 and $125 million annually thereafter, following delivery of the newbuildings. Mr. Moller added, “Tapias’ long-term charter contracts with financially strong customers will add significantly to Teekay’s fixed-rate segment. We anticipate that the acquisition will further increase Teekay’s annualized cash flow from vessel operations from long-term fixed-rate contracts to approximately $400 million by the end of 2005.”

The transaction, which is subject to customary closing conditions, is expected to close by April 30, 2004.

Conference Call

Teekay will host a conference call at 11:00 a.m. EST (8:00 a.m. PST) today (Tuesday, March 16, 2004) to discuss this transaction, which will include the provision of additional important information. All shareholders and interested parties are invited to listen to the live conference call and view a presentation that will be posted at www.teekay.com prior to the call. A recording of the call will be available until midnight Tuesday, March 23, 2004 by dialing (719) 457-0820 and entering access code 414223, or via Teekay’s website until April 16, 2004.

About Teekay

Teekay Shipping Corporation is the leading provider of international crude oil and petroleum product transportation services, transporting more than 10 percent of the world’s sea-borne oil.

With offices in 13 countries, Teekay employs 4,700 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

About Naviera F. Tapias S.A.

Naviera F. Tapias S.A. was formed in 1991 and is Spain’s largest crude oil transportation company, with a fleet of nine Suezmax tankers. Tapias also owns and operates four LNG carriers, which are all contracted under long-term fixed-rate contracts with Spanish energy companies.

Tapias Fleet Summary

----------------------- --------------- --------------- ---------------------- -----------------------------
     Vessel Name          Yard Built       m3 / DWT          Year Built          Remaining Contract Term
------------------------------------------------------------------------------------------------------------
                                               LNG Carriers
----------------------- --------------- --------------- ---------------------- -----------------------------
     Ivan Tapias             Izar       138,000 m3         December 2004*                20 years
----------------------- --------------- --------------- ---------------------- -----------------------------
    Elvira Tapias           Daewoo      140,500              July 2004*                  25 years
----------------------- --------------- --------------- ---------------------- -----------------------------
     Inigo Tapias            Izar       138,000                 2003                     19 years
----------------------- --------------- --------------- ---------------------- -----------------------------
   Fernando Tapias          Daewoo      140,500                 2002                     18 years
------------------------------------------------------------------------------------------------------------
                                              Suezmax Tankers
------------------------------------------------------------------------------------------------------------
      Tapias N/B            Daewoo      159,500 dwt        September 2005*               20 years
----------------------- --------------- --------------- ---------------------- -----------------------------
      Tapias N/B            Daewoo      159,500              June 2005*                Spot trading
----------------------- --------------- --------------- ---------------------- -----------------------------
      Tapias N/B            Daewoo      159,500             October 2004*                20 years
----------------------- --------------- --------------- ---------------------- -----------------------------
     Iria Tapias            Daewoo      159,500                 2001                     17 years
----------------------- --------------- --------------- ---------------------- -----------------------------
     Nuria Tapias           Daewoo      159,500                 2000                     16 years
----------------------- --------------- --------------- ---------------------- -----------------------------
     Bosco Tapias           Daewoo      159,500                 2000                     16 years
----------------------- --------------- --------------- ---------------------- -----------------------------
    Sandra Tapias            AESA       147,000                 1991                    17 months
----------------------- --------------- --------------- ---------------------- -----------------------------
     Tito Tapias             AESA       147,500                 1990                   Spot trading
----------------------- --------------- --------------- ---------------------- -----------------------------
     Borja Tapias         Brodosplit    142,000                 1989                     9 months
----------------------- --------------- --------------- ---------------------- -----------------------------
         *Scheduled newbuilding delivery dates

Description of Non-GAAP Financial Measures

Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense. Cash flow from vessel operations is included because some investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States. Expected cash flow from vessel operations detailed in this release, has been reconciled to financial measures defined by accounting principles generally accepted in the United States in the associated presentation available on Teekay’s website at www.teekay.com.

Forward Looking Statement

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the impact of the Tapias acquisition to Teekay’s earnings and future cash flow from vessel operations; the closing of Teekay’s acquisition of Tapias and the joint venture; the transaction serving as a strategic platform for Teekay in the LNG market; the growth prospects of the LNG shipping sector and the joint venture company; trading of some of the tankers on the spot market; newbuilding delivery dates and debt financing of newbuilding commitments prior to vessel deliveries; and other potential financial and other benefits relating to the acquisition and joint venture. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential failure to close the transaction; potential inability of Teekay to integrate Tapias successfully, including the retention of key employees; customer and market reaction to the transaction, including its effect on Tapias’ relationship with major Spanish energy companies; early termination or breach of one or more of the long-term charter contracts; changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; potential breach of the newbuilding contracts by any of the parties, potential delays or non-delivery of the newbuildings; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; and other factors discussed in Teekay’s Report on Form 20-F for the fiscal year ended December 31, 2002 which is on file with the SEC.

For Investor Relations Enquiries:
Scott Gayton
Tel: +1 (604) 844-6654

For Media Enquiries:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com